Filed by Lehman Brothers Holdings Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933

                                       Subject Company:  Neuberger Berman Inc.
                                                 Commission File No. 001-15361

                                                        Date: October 30, 2003


The attached document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers' and Neuberger Berman's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers' Registration Statement on Form S-4, which contains a proxy statement/prospectus, was filed with and declared effective by the Securities and Exchange Commission ("SEC") on October 1, 2003. Stockholders of Neuberger Berman are urged to read the Registration Statement and proxy statement/prospectus contained within it and any other relevant materials filed by Neuberger Berman or Lehman Brothers with the SEC because they contain, or will contain, important information about Neuberger Berman, Lehman Brothers and the transaction. Neuberger Berman stockholders may obtain a free copy of the Registration Statement and proxy statement/prospectus and other documents filed by Lehman Brothers and Neuberger Berman with the SEC at the SEC's Internet site (http://www.sec.gov/). Copies of these documents also can be obtained, without charge, from Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 (212-526-3267) or Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (212-476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated

February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

                                    * * *

On October 30, 2003, Lehman Brothers Holdings Inc. distributed a communication to U.S. Portfolio Sales and Sales/Trading employees containing the following information:


Subject:  Discontinuation of Neuberger Research Sales

     o Earlier today, NB announced that following the expected close of the transaction with Lehman, they will no longer publish research to external (sell-side) clients. This is due, in part, to regulatory requirements under the industry-wide research settlement. NB Research will be entirely focused on their (internal) asset management businesses

     o Sell-side firms will no longer receive NB research nor be able to speak with NB Analysts nor attend meetings at NB where Analysts are present.

     o NB and LB are working closely with all of the people affected through a transition process.

     o Certain members of the NB Research Sales and Sale-Trading groups may join corresponding groups at Lehman, and the process to identify these people is underway.

     o Most NB clients have Research Sales coverage at Lehman. For any client that doesn't, Lehman will assign coverage.




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